THE PRE-IPO AND GROWTH FUND

(the “Fund”)

Supplement dated May 14, 2026

to the Prospectus dated January 12, 2026, as amended May 8, 2026

The Total Annual Fund Operating Expenses in the Fee Table on page 14 of the Prospectus was misstated. A corrected Fee Table appears below:

Annual Fund Operating Expenses (as a percentage of net assets attributable to shares)	F Shares	S Shares	D Shares
Management Fees	1.95%	1.95%	1.95%
Interest Payments on Borrowed Funds	0.00%	0.00%	0.00%
Other Expenses (1)	0.47%	0.47%	0.47%
Shareholder Service Fees (maximum)	0.00%	0.10%	0.25%
Distribution Fees	0.00%	0.00%	0.75%
Acquired Fund Fees and Expenses (2)	0.43%	0.43%	0.43%
Total Annual Fund Operating Expenses	2.85%	2.95%	3.85%

(1)	Estimated for the current fiscal year. “Other Expenses” do not include any fees or expenses charged by a Pooled Investment Vehicle in which the Fund invests (which are reflected separately under “Acquired Fund Fees and Expenses”). The Adviser advanced the Fund’s organizational and offering costs and will recoup these costs from the Fund consistent with the Expense Limitation Agreement between the Fund and the Adviser (the “Limitation Agreement”). Accordingly, the Fund will ultimately bear the organizational and offering costs. For more information about the Limitation Agreement, please see “Management – Investment Adviser” below.

(2)	Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in a Pooled Investment Vehicle. Fees and expenses of Pooled Investment Vehicles are based on the Pooled Investment Vehicles’ historic fees and expenses. Generally, fees payable to an investment manager of a Pooled Investment Vehicle are estimated to range from 0.25% to 1.50% (annualized) of the average NAV of the Fund’s investment in the applicable Pooled Investment Vehicle. In addition, certain Investment Managers charge a performance-based allocation or fee which is expected to range up to 25% of a Pooled Investment Vehicle’s net profits. These fees payable to Investment Managers are estimates and maybe higher or lower. The Pooled Investment Vehicles held by the Fund and their fees will change overtime, impacting the calculation of the “Acquired Fund Fees and Expenses.” Future “Acquired Fund Fees and Expenses” may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

************

You should read this Supplement in conjunction with the Prospectus and Statement of Additional Information dated January 12, 2026, as amended May 8, 2026, which provide information that you should know about the Fund before investing. These documents can be obtained without charge by calling the Fund toll-free at (877) 499-9990 or by visiting www.absinv.com

Investors should retain this Supplement for future reference.